WashTec

PRESS RELEASE

WashTec AG results of first six months 2004:

Implementation of Restructuring Programme:

- **Bank liabilities reduced by € 19.9m over past 12 months**
- **EBT up by € 15.7m on previous year**
- **Turnaround confirmed for 2004**
- **Launch of new products in 4th quarter of 2004**

Augsburg, 24. August 2004 – The successful implementation of the comprehensive restructuring programme initiated at WashTec AG in 2003 has been confirmed by the positive course of business in the first half of 2004. At € 0.1m, adjusted pre-tax earnings (EBT) were positive once again, compared with € -4.9m in the previous year. This development is primarily attributable to the consistent implementation of cost-reduction measures across all areas of the company. Personnel expenses saw the largest reduction (-23.8 %), followed by other operating expenses (-21.8 %). Pre-tax earnings (EBT) improved from € -17.7m to € -2.0m. Negative one-off items totalling € 2.1m were incurred in the first half of the year in connection with the restructuring programme.

Sales amounted to € 100.9m, compared with € 114.6m in the first half of 2003. "We have discontinued activities which are not viable and adjusted our product range accordingly," commented Thorsten Krüger, Spokesman of the Board of Management of WashTec AG. The divisions relinquished by the company include loss-making train washing and process technology activities in Germany and the UK. The company's focus on earnings led to a further improvement in its margin in the first half of the

WashTec AG
Argonstraße 7
86153 Augsburg
Phone: +49-821-55 84-0
Fax +49-821-55 84-12 04

Board of Management:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of the Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg

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year. The gross margin improved by around four percentage points to 59.7% following adjustment for one-off items.

WashTec also made significant progress in improving its level of working capital. Trade receivables have reduced by 19.1% and inventories by 14.8% since 31.12.2003. Liabilities to banks have been cut over the past 12 months by € 19.9m to € 80.6m. The planned capital increase is expected to result in a further improvement in the balance sheet structure.

WashTec will be presenting its entire range of services at "automechanika", the world's largest trade fair for automobile-related activities, which will be held in Frankfurt in September. "We are especially proud to be able to present two new portal facilities from the SoftCare family. These constitute a further step to complement our product portfolio based on SoftCare, which is already successfully established on the market", commented Thorsten Krüger.

The Board of Management expects the positive development reported for the first half of the year to be maintained for the overall financial year. "From the current perspective, the turnaround has been achieved. By the end of the year, positive results will be reported for operating earnings (EBIT) and pre-tax earnings (EBT)", predicts Krüger.

WashTec AG
Argonstraße 7
86153 Augsburg
Phone: +49-821-55 84-0
Fax +49-821-55 84-12 04

Board of Management:
Thorsten Krüger (Spokesman)
Jürgen Lauer

Chairman of the Supervisory Board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg